Ward B. Hinkle

Partner

Direct Dial: 716.848.1281

Direct Facsimile: 716.849.0349

whinkle@hodgsonruss.com

September 7, 2005

Securities and Exchange Commission

100F Street, N.E.

Mailstop 6010

Washington, D.C. 20549

Attention: Song P. Brandon
                John Krug

                Jeffrey Riedler

Ladies/Gentlemen:

Re:	Minrad International, Inc.
Registration Statement on Form SB-2
File No. 333-126359

This letter responds to your letter dated July 28, 2005 to Minrad International, Inc. ("Minrad") regarding the above registration. The following numbered comments respond to your comments with the same numbers contained in your letter. The changes discussed below are reflected in Amendment No. 1 to the Registration Statement, which is being filed today.

General

        1. SEC Comment: In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

        Response: The requested procedure has been followed.

        2. SEC Comment: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

        Response: The requested procedure has been followed.

        3. SEC Comment: We note that you have filed a confidential treatment request for certain of your exhibits. In that regard, please be advised that comments related to your requests for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

        Response: The confidential treatment requests referred to relate to (1) a confidentiality request dated 2/24/05 filed with the SEC on 2/25/05 in connection with Exhibit 10.1 to Form 8-K dated February 17, 2005, which was incorporated by reference as Exhibit 10.5 to the Form SB-2; and (2) a confidentiality request dated 5/13/05 filed with the SEC on 5/16/05 in connection with Exhibit 10.8 to the Form 10-QSB for the quarter ended 3/31/05, which was incorporated by reference as Exhibit 10.8 to the Registration Statement on Form SB-2. The requested confidential treatment related solely to item pricing under distribution agreements and did not appear to raise any significant legal issues. To date, we have not received any response from the SEC with respect to the requested confidential treatment. If acceleration of the registration statement is contingent upon resolution of issues related to the confidentiality requests filed in February and May, we respectfully request that you provide us with any comments on those requests immediately so that we may respond to them.

        4. SEC Comment: In your next amendment, please update the disclosure, including updated financial information, and in your risk factors section, as of a recent date practicable.

        Response: Updated financial information has been provided, including updated financial information contained in the Risk Factors section.

        5. SEC Comment: Provide interim financial information in accordance with Item 310(g) of Regulation S-B.

        Response: Updated interim financial information in accordance with Item 310(g) of Regulation S-B has been provided in the financial statements beginning at page F-1.

        6. SEC Comment: Where applicable, please amend your transition report on Form 10-KSB for the three-months ended December 31, 2004 and your Form 10-QSB for the quarter ended March 31, 2005 to comply with our comments on your Form SB-2.

        Response: When you have indicated that the changes to the Registration Statement that we have proposed in response to your requests are acceptable to you, Minrad will make conforming changes to its Form 10-KSB for the three-months ended December 31, 2004 and its Form 10-QSB for the quarter ended March 31, 2005. Please confirm that you are only requesting conforming changes relating to disclosures about historical events that occurred during the periods covered by those reports and not changes relating to disclosures about events that occurred subsequent to the periods covered by those reports or changes to forward looking statements made in those reports relating to periods subsequent to the periods covered by those reports.

Registration Statement Cover Page

        7. SEC Comment: Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please revise to include this disclosure.

        Response: The language and check-box disclosure for a delayed or continuous offering pursuant to Rule 415 has been added to the cover page of Amendment No. 1 to the registration statement.

Prospectus Cover Page

        8. SEC Comment: Please revise the third line where you disclose the number of shares of common stock to say "up to 25,120,561 shares of common stock."

        Response: The reference to "up to 25,120,561 shares" has been added in the third line of the cover page of the prospectus.

Risk Factors, page 4

        9. SEC Comment: We note your statement that, "The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also adversely impair our business operations." Please eliminate or revise these sentences as they imply that there are other risks that the investors should consider before investing in your company when the risk factors section should list all of the risks key to an investment decision.

        Response: The two sentences in the first paragraph on page 4 of the prospectus have been deleted as requested.

"We are currently in a growth stage and may experience setbacks in both business ....," page 4

        10. SEC Comment: Please clarify how long you have been manufacturing and marketing inhalation anesthetics.

        Response: Statement concerning the date on which the Company commenced manufacturing and marketing inhalation anesthetics and the status of production and marketing of the SabreSourceTM system have been inserted in the subject risk factor.

        11. SEC Comment: Please also clarify when you launched the SabreSource system, and explain how your operations in producing this system have been limited. Please provide examples to illustrate your point.

        Response: The disclosure in the subject risk factor has been modified to clarify that Minrad has just began production of SabreSource for testing purposes in August of 2005 and that Minrad expects to begin marketing SabreSource in September of 2005.

"We have historically experienced operating losses and expect to continue to ....," page 5

        12. SEC Comment: To the extent possible, please quantify the significant up-front expenditures you have incurred in the production and marketing activities of your inhalation anesthetics and image guidance system products as well as the amount of revenue you have derived from the sale of these products to date.

        Response: Additional disclosure concerning accumulated aggregate deficits and revenues has been inserted in the risk factor. Please note that the reference to "up-front expenditures" is intended to refer to all expenditures that may be incurred in the future before significant revenues are realized. Your question, for disclosure of all "significant" up-front expenditures that have already been experienced in the production and marketing of inhalation anesthetics and image guidance system products would require a recapitulation of the expenditures incurred by Minrad since its inception in 1994. With regard to image guidance, most of Minrad's revenues were generated during the period that it actively marketed its first generation DRTS® system from 1999 to 2002, a period for which Minrad does not have discrete, separate financial information between the lines of business.

        Moreover, although Minrad's up-front expenditures have been large (as reflected by its cumulative deficit), their size has resulted more from their cumulating over many years than from the magnitude of individual expenditures. The acquisition of the Bethlehem, PA plant for $1.36 million in December of 2000 was the largest single expenditure. Because of the extended time period and the lack of large, individual expenditures, we believe that quantification of individual up-front expenditures would not appear to be meaningful or helpful to investors.

        Minrad has provided revenue information for the period from October 1, 2002 through June 30, 2005 in the risk factor.

"We will need to raise additional capital to fulfill our business strategies. We may ....," page 5

        13. SEC Comment: We note your disclosure relating to the need to raise additional capital. To the extent possible, please quantify how much capital you intend to need or raise in the next 12 to 18 months. Please also provide similar disclosure in your Liquidity and Capital Resources section.

        Response: The disclosure under this risk factor has been revised to indicate the uncertainties concerning the amount of additional funding that may be required in the short to term and to indicate the prospective amounts and sources that Minrad has currently planned to raise. Similar disclosure has been provided in the "Liquidity and Capital" section on page [__].

        14. SEC Comment: Please disclose how long you will be able to maintain your operations without obtaining additional funds. To the extent possible, please put your cash needs in a context by stating the amount of cash you currently have available to you and the average amount of cash you are using on a monthly basis. Please also provide similar disclosure in your Liquidity and Capital Resources section.

        Response: As indicated in the revised risk factor, Minrad is unable to estimate its expenses and revenues with sufficient accuracy to reasonably predict how long it could maintain its operations without obtaining additional funds. Information concerning cash available and average monthly cash usage has been provided in the risk factor.

        15. SEC Comment: In addition, please note that each risk factor should discuss one risk. We note that the discussion in the last three sentences of this risk factor appear to be discussing two separate risks. More specifically, the separate risk that if you issued additional capital, the dilution consequences of such an issuance; and the separate risk of debt financing, which may involve unfavorable financial terms or significant restrictive covenants. Please revise this section such that each risk factor is presented separately.

        Response: As requested, the last three sentences of the risk factor have been revised into two new risk factors that follow immediately after the subject risk factor.

"The loss of the services of key personnel would adversely affect our business....," page 6

        16. SEC Comment: Please identify the positions that each of William Burns and John McNeirney have with your company in this risk factor.

        Response: The positions of Mr. Burns and Mr. McNeirney have been indicated in the risk factor.

        17. SEC Comment: Please also briefly indicate the status of your conscious sedation program, including when you expect to complete the program.

        Response: Disclosure that of the expected completion date for the conscious sedation program has been added to the risk factor.

        18. SEC Comment: In addition, please indicate if you maintain any key life insurance policies or employment agreements with these individuals.

        Response: Disclosure concerning key-man life insurance policies and employment agreements for Messrs. Burns and McNeirney has been added to the risk factor.

"We must hire and retain skilled technical and managerial personnel," page 6

        19. SEC Comment: To the extent that you have experienced problems hiring or retaining employees, please revise to disclose the problems and resulting consequences.

        Response: The risk factor has been revised to emphasize the fact that this is a prospective risk. Minrad has not experienced significant problems hiring or retaining employees to date, but with the anticipated growth of the company and the concomitant need to substantially increase its technical and marketing staff, acquisition and retention of these kinds of employees is a foreseeable problem.

"We depend on strategic partnerships and relationships," page 7

        20. SEC Comment: To the extent you have established any alliances with strategic partnerships and relationships that you believe are material to your business, please identify those partnerships and relationships in the Business section of your prospectus, please provide the material terms of any agreements you have with such partners. Please also file the agreements as exhibits to your registration statement. In the alternative, please provide an analysis as to why such agreements are not material to you.

        Response: Minrad has material distributorship agreements with RxElite Corporation and with Merck Génériques. (Please note that references to "E. Merck" have been replaced with references to "Merck Génériques," the company's formal name). Additional description of the RxElite Agreement has been added to its description under BUSINESS -- Anesthesia and Analgesia Competitive Strategy on page [43] and a new paragraph concerning the Merck Génériques agreement has been added immediately thereafter. The agreements were previously filed as exhibits 10.5 and 10.8 to the registration statement. Minrad has numerous other distributorship arrangements (none of which are currently material to its revenues) for inhalation anesthesia products, which are described under the same heading under the third and fourth paragraphs, at page [42]. Minrad also expects to enter into "therapy partner" relationships for its image guidance products as described under Our Real Time Image Guidance Strategy -- Establish therapy partners" on page [38].

"We face competition in our industry, and many of our competitors have ....," page 7 [8]

        21. SEC Comment: Please explain to us the basis for your statement that you believe you are the only company with a real-time image guidance system with an accuracy of plus or minus 1 mm at a distance of 1 meter. Please also explain in greater detail how the accuracy of your system compares to that of your competitors' products For example, do your competitors have products with greater or lesser accuracy than your guidance system?

        Response: As described under BUSINESS -- Our Real Time Image Guidance Products, the FDA accepted Minrad's accuracy claims of +/-1 mm at a distance of 1 meter (at page [36]). Minrad made the performance claim made in its 510(k) applications to the FDA, and those applications have been reviewed and accepted by the FDA. Based on its familiarity with the image guidance field, Minrad believes that its laser guided, real-time, image guidance system is unique -- it believes that there is no comparable laser guided image system and that the real-time accuracy of its system is key to its usefulness and commercial success. Competitors have image guidance systems but, to Minrad's knowledge, none of those systems provides for direct, laser guidance of surgical instruments to the subcutaneous site; consequently, Minrad is not aware of any competitor claims for laser guided interventional accuracy.

"We rely upon third-party manufacturers and suppliers, which puts us at risk for ....," page 7 [8]

        22. SEC Comment: To the extent you substantially rely on the services of any third party manufacturers or suppliers, please identify them in this risk factor and in your Business section, please provide the material terms of any agreements you have with such parties. Please also file any agreements you may have as exhibits to your registration statement. In the alternative, please provide us with an analysis as to why such agreements are not material to you.

        Response: Disclosure concerning third-party manufacturers for sub-assembly of real time image guidance products has been added to the subject risk factor, and the cross reference to information regarding suppliers for inhalation anesthetics has been enhanced. As indicated in the risk factor, Minrad does not have written agreements with these suppliers.

        23. SEC Comment: We also note your statement that you rely on the continuing availability of certain specialty raw materials from a small number of suppliers. Please identify the raw materials you are referring to and also indicate the availability of these materials in general, other than from your selected suppliers.

        Response: Please note the enhanced cross reference to information under "Raw Materials" in the Business section of the prospectus, at page [50]. The discussion there describes supply issues related to chlorotrifluoro ethylene (CTFE), chloro difluoro methane (CDFM), trifluoro ethanol (TFE), and hexafluoro isopropyl methyl ether (HFMOP).

        24. SEC Comment: Please indicate if your suppliers currently meet your supply and manufacturing requirements. Additionally, if difficulties in obtaining needed supplies have ever caused a material delay or disruption to your business, please discuss in this risk factor.

        Response: The disclosure has been modified to indicate that the company's supply and manufacturing requirements are currently being met. In the past, delays in obtaining supplies and materials have been related to Minrad's cash needs.

"Business interruptions beyond our control have occurred in the past and may take ....," page 8 [9]

        25. SEC Comment: Please further provide the details of the business interruption experienced at the Bethlehem facility, including how long the interruption was and how much damage the company experienced from a financial point of view. Please also indicate the amount of the claim you filed and how much you expect to receive from your insurance carrier and when you expect to receive the full amount, if at all.

        Response: Further details concerning the business interruption at the Bethlehem facility have been provided, together with the amount of the claims filed with the insurance carrier. As indicated in the disclosure, Minrad is unable to predict when or how much it will receive from the insurance carrier in the future.

"We face significant risks associated with our international operations, which ....," page 8 [9]

        26. SEC Comment: Please identify each foreign country where you conduct your business, if such country represents a material portion of your business. If you determine such a market in a particular country is not material, please provide us with a detailed explanation as to why such markets are not material to you and therefore, require no additional disclosure.

        Response: As described at page [42] under the caption "Anesthesia and Analgesia Competitive Strategy" under "BUSINESS", Minrad markets its products in a great number of countries world-wide. No individual foreign country currently accounts for a material portion of Minrad's continuing revenues (a specific statement to this effect has been added to the third sentence of the paragraph under this risk factor). In the future, one or more individual foreign countries could represent a material portion Minrad's revenues, and this risk factor describes the kinds of risks that any such market could be subject to.

        27. SEC Comment: We note your statement that you have recently experienced adverse effects on the sales of inhalation anesthetics in Venezuela as a result of restrictions of the Venezuelan government on the repatriation of the United States dollar. Please quantify how much of a financial impact such restrictions had on your operations. For example, quantify how much of a decrease you experienced in revenues from your sales in the Venezuelan market. Please also provide similar information regarding your sales in the Middle East.

        Response: Disclosures concerning the bad debt write-offs and estimated lost revenues from the difficulties in the Venezuelan market have been added to the risk factor discussion.

        As indicated in response to comment 26, no individual foreign country accounts for a material potion of Minrad's revenues. Minrad has not experienced any materially measurable impact from the Middle East war. The discussion of the Middle East situation is provided as an example of the kind of risk that Minrad could be exposed to in the future if material revenues start to be generated in foreign countries there. Minrad intends to actively market in the Middle East, just as it intends to actively market in many areas of the world, and its revenues from Middle Eastern countries could become material in the future.

        28. SEC Comment: Additionally, please also explain your distribution and selling efforts in both Venezuela and the Middle East. For example, do you directly sell to customers in these markets or do you sell through third parties? Additionally, please explain what specific Middle Eastern countries you sell your products to in this risk factor.

        Response: As discussed in response to comment 26 above, please see the information under the caption "Anesthesia and Analgesia Strategy" under "BUSINESS", and particularly the third and fourth paragraph thereunder on page [42]. Since no Middle Eastern country is currently material to the business and the Middle East in general is not currently material to Minrad's business, we believe that a discussion of specific Middle Eastern countries where anesthesia and analgesia products are sold would be inappropriate.

        Minrad currently effects sales to Venezuela through a stocking distribution partner located in Miami, Florida, where the partner pays for the products and then ships them to Venezuela. In most of the Middle East, Minrad also sells through stocking distribution partners. In Israel, Minrad deals with an Israeli sales company that solicits orders and responds to tenders, and to which Minrad pays commissions. Minrad is currently selling product to Middle Eastern companies in Turkey, Egypt and Israel.

        29. SEC Comment: We note the disclosure you include in the bullet points of this risk factor. It appears each of these factors warrant separate discussion as risk factors. Please consider adding a risk factor discussion for each of the items listed in the bullet point section of this section. To the extent you do not believe each factor warrants separate discussion, please supplementally explain to us why.

        Response: As discussed in the subject risk factor and in the responses to comments 26 through 28 above, although Minrad generates a majority of its revenues from foreign sales of its generic anesthesia and analgesia products, no single foreign country currently accounts for a material part of its revenues. Minrad has only been selling these products for a few years, and it is actively trying to develop markets in large numbers of foreign countries. Under the right circumstances, the market in any one foreign country could develop rapidly. The risks described in the bullet points are examples of risks of foreign sales that Minrad faces in a greater or lesser degree in individual countries, but since no foreign country revenues are currently material we do not consider it appropriate to create several pages of individual risk factors where there are no individual examples of current material impacts. Nevertheless, because these kinds of situations have a real possibility of materially impacting Minrad's revenues in the future (although it is not possible to currently predict when or in what country) we feel that they should be described although not in separate risk factors.

"Failure to obtain regulatory approval for our products in the future may ....," page 10 [11]

        30. SEC Comment: Please identify the foreign governmental agencies in which you are planning on seeking approvals for your products.

        Response: Please review and consider the disclosures made under BUSINESS -- Anesthesia and Analgesia Competitive Strategy (which begins on page [41], and especially the second through eighth paragraphs of this section, beginning on page [42]. As disclosed in this section, and as described above, Minrad has distribution agreements with a large number of companies to sell its products world-wide in a very large number of countries. No single foreign country currently accounts for a material portion of Minrad's revenues. The inhalation agents themselves are generic and have been known and used for many years. In many cases, foreign governmental approvals are sought and obtained by the distributors. We respectfully submit that presenting a laundry list of all of the foreign governmental agencies from which approvals will be sought would not be useful disclosure and would not be consistent with Commission standards for plain English disclosure.

        31. SEC Comment: Please explain what cGMP standards mean.

        Response: A specific identification of the meaning of "cGMP", a term commonly used in the pharmaceuticals industry to refer the FDA requirements under 21 CFR 211 for current Good Manufacturing Practices, has been inserted where the term cGMP is first used on page [12].

"We are subject to environmental regulations, and any failure to comply may ....,"
page 11 [12]

        32. SEC Comment: Please indicate if you maintain any insurance coverage with respect to any environmentally hazardous materials you manufacture or distribute. If so, please also disclose the coverage amount as well as any limitations of the insurance coverage.

        Response: A statement has been added to the risk factor to the effect that Minrad's products are not considered to by environmentally hazardous by the EPA or the FDA, and Minrad does not maintain insurance coverage for environmental damage by them.

"We became public by means of a reverse merger, and as a result we are subject ....," page 12 [13]

        33. SEC Comment: Please briefly describe in this risk factor the operations conducted by the company prior to the reverse merger.

        Response: A brief discussion of the prior operations of the shell corporation has been added to the risk factor.

        34. SEC Comment: Please present the discussion concerning the risks associated with the fact that no security analysts of major brokerage firms and securities institutions sold your stock in a public offering as a separate risk factor with its own heading. Please also discuss in further details the consequences stemming from the risk you have identified.

        Response: A new risk factor has been added on page [14] that discusses the risks associated with the fact that there has never been an underwritten public offering for Minrad stock.

"We have recently been in default under obligations with various service ....," page 12 [14]

        35. SEC Comment: Please disclose the time period in which you defaulted. In addition, if material, please identify the providers that you had defaulted payment on. Please also quantify the amount you had defaulted on and how much you continue to owe to such vendors or lenders. You should also include a brief discussion of the financial arrangements you made with these vendors and whether you are currently meeting your obligations under these terms.

        Response: The risk factor has been revised to more accurately describe Minrad's recent payment problems as "delinquencies" rather than "defaults." A discussion of material loans that were recently on which there were payment delinquencies and the current status of those loans has been added to the risk factor. Disclosure concerning recent and current delinquencies in payment of trade payables has also been added to the risk factor.

        36. SEC Comment: Please also indicate if you these vendors are continuing to provide you with services or supplies. If not, please indicate from whom you are currently receiving your needed services and/or supplies and how you intend to pay for these services or supplies.

        Response: The subject risk factor has modified to indicate that all of Minrad's vendors are currently providing required goods and services, but in some instances prepayment is required before delivery.

"We incur significant costs as a result of being a public company," page 12 [14]

        37. SEC Comment: Please revise your heading to add a consequence of you incurring significant costs.

        Response: The heading has been revised to add a consequence of incurring significant costs.

"If we are not able to adequately protect our intellectual property, we may not be ....,"
page 13 [15]

        38. SEC Comment: Please identify the patents for each material product as well as the expiration date for each patent. Please also provide similar information with respect to the foreign counterparts that protect your product, including the country and agency providing the approval for your product in foreign markets.

        Response: See "BUSINESS -- United States Regulatory Approvals for our Business" at pages [45] through [47], where each of the 41 current U.S. patents for Minrad's products is identified. We respectfully submit that a listing of each of the patents and its expiration date in this risk factor would not provide useful disclosure to investors or be consistent with Commission policies regarding plain English disclosure.

"We have a concentration of stock ownership and control," page 14 [17]

        39. SEC Comment: Please revise the heading to add a consequence to you having a concentration of stock ownership and control.

        Response: A consequence of the concentration of stock ownership has been added to the heading of this risk factor.

        40. SEC Comment: Please provide the number of your shareholders holding a high concentration of your common stock, including their identity and their relationship with you, other than as majority stockholders.

        Response: Information concerning the number of shareholders holding high concentrations of Minrad stock and their relationship to the company has been inserted in the risk factor discussion.

"Our stock price may be volatile because of factors beyond our control and you ....,"
page 15 [17]

        41. SEC Comment: Please disclose the price range of your common stock during the most recent two fiscal years and interim period. For example, the high and low price during this period. In addition, if any known factors are suspected of causing the volatility, please explain identify these factors and describe the suspected impact on your stock price.

        Response: Information concerning the price range for Minrad's common stock during the most recent two fiscal years and any interim period has been inserted in the risk factor. The discussion has also been modified to indicate that the volatility in Minrad's common stock is probably attributable in part to the very thin trading market.

"We may experience future sales of large amounts of common stock by existing ....,"
page 15 [18]

        42. SEC Comment: Please revise to include the number of your presently outstanding shares, the number that is freely tradable and the number that is subject to Rule 144.

        Response: The risk factor has been modified to indicate the number of shares outstanding, the number of shares that are restricted within the meaning of Rule 144, and the number of shares that are freely tradeable.

"We are subject to penny stock regulations and restrictions, page 15 [18]

        43. SEC Comment: Please disclose the price per share of your common stock as of a recent date.

        Response: The sale price of Minrad common stock as of a recent date has been inserted in the risk factor discussion.

"We have not paid and have no plans to pay cash dividends, page 16 [19]

        44. SEC Comment: Please revise this risk factor heading and discussion to clarify investors will only see a return on their investment if the value of the shares appreciates.

        Response: The risk factor heading and discussion have been revised to clarify that if Minrad does not pay dividends on its common stock investors will only realize a profit on their investments if the stock has appreciated prior to the time they sell it.

Selling Shareholder Table, page 20 [23]

        45. SEC Comment: For each selling shareholder that is not a natural person or publicly registered company, please revise to disclose the natural person having voting and dispositive rights.

        Response: The foot note with respect to each selling securityholder who is not a natural person has been amended so as to indicate each natural person who has voting or investment power over the shares.

        46. SEC Comment: If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation.

        Response: The foot notes to the table have been revised to indicate each selling securityholder that has advised Minrad that it is a registered broker-dealer and to indicate representations made by each selling securityholders who has indicated that it is a registered broker-dealers.

        47. SEC Comment: If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

        Response: The foot notes to the table have been revised to indicate each selling securityholder that has advised Minrad that it is an affiliate of a broker-dealer and to indicate representations made by each selling securityholder that has indicated that it is an affiliate of a broker-dealer. Laird Cagan is a registered representative and an associated person of Chadbourn Securities, Inc., but he denies that he is a control person with respect to Chadbourn Securities.

Plan of Distribution, page 26 [30]

        48. SEC Comment: We note your disclosure that "selling shareholder" includes transferees, pledges, donees or other successors. Please note that in the event the shares covered by this prospectus are transferred in the event of gift, pledge, partnership distribution or other transfer, you will be required to file a prospectus supplement to identify the selling shareholder. Please confirm to us that in the event of any substitutions, you will file the information in a prospectus supplement.

        Response: Minrad confirms that if any of the shares being registered under the Registration Statement are transferred by a selling securityholder by gift, pledge, partnership distribution or other transfer before they are sold as described in the Registration Statement, then Minrad will file a supplement to the prospectus identifying the transferee selling securityholder before the selling securityholder sells the shares under the Registration Statement.

Business, page 28 [33]

General Business Overview, page 28 [33]

        49. SEC Comment: Please explain what it means to be a registered FDA manufacturing facility. In addition, in an appropriate section of the document, briefly describe the requirements you must meet to maintain the FDA status.

        Response: A brief description of the meaning of FDA registration for the Bethlehem manufacturing facility has inserted in the first paragraph under BUSINESS -- Government Regulation on page [48].

        50. SEC Comment: We note your disclosure that you have existing contracts under which you plan to sell two of your products in select international markets. If the amount of revenue generated from these contracts is material, please identify with whom you have these contracts, identify the international markets, and file the contracts as exhibits. Additionally, in an appropriate section of the document, please provide the material terms of the contracts.

        Response: See the response to Comment 20, above.

Real Time Image Guidance, page 30 [34]

        51. SEC Comment: Please provide us with third party documentation supporting the statistical information you provide in the second paragraph of this section on page 30. In the alternative, please delete these statements.

        Response: Minrad is unable to provide third party documentation for these estimates and has deleted them.

Our Real-Time Image Guidance Products, page 31 [35]

        52. SEC Comment: We note your statement that physicians using your DRTS® product cited several beneficial features of the system. Please describe the physicians who made these claims and how you gathered this information. We may have further comments.

        Response: Support for these statements is provided in the R.W. Schwend and D.B. Moreland studies cited immediately after the statements. Copies of the studies are being provided to you pursuant to Comment 53, below.

        53. SEC Comment: Please provide us copies of the studies and journals you cite to in this section. Please mark the copies where it supports the statements you make in this document.

        Response: Copies of the studies described are being provided to you supplementally . In the case of the Hugate study, which was delivered at a symposium, we are delivering a copy of a summary description of the information presented.

        54. SEC Comment: Please explain the basis for your estimate that the market for image guidance systems was approximately $1.7 billion in 2004 with an anticipated annual growth rate of 6%.

        Response: Minrad management estimated the potential market for image guidance systems based on following chart:

	N. America	Europe	Latin America	Pacific	Total/Ave.
No. of C-Arm Fluoroscopes	75,000	60,000	60,000	25,000	250,000
% Approachable	75%	60%	60%	40%	55%
Target	56,000	36,000	36,000	10,000	138,000
Ave. Price	$16,000	$9,200	$9,200	$9,200	$12,000
Minrad Potential	$900 million	$331 million	$331 million	$92 million	$1,654 million

        The chart is derived from managements' experience in the market, the number of existing C-Arm fluoroscopes that could be retrofitted to attach a SabreSourceTM system, the number of fluoroscope owners that Minrad believes it could market to, and the average price of representative systems that might be sold in each area. Minrad currently expects that the prices for its systems may be higher, but the higher prices have not been reflected in the estimates. The 6% per year growth rate disclosure has been removed based on the absence of independent third party documentation to support it.

        55. SEC Comment: Please expand the discussion to indicate the amount of revenues derived from your guidance products. In addition, please clarify the extent to which you have the products for sale or are still in the process of developing these products. In this regard, we note the information in note 1 on page F-7.

        Response: The second paragraph on page [55] has been revised to indicate the approximate number of DRTS® systems that have been sold or placed, the retail price of a system, and the fact that this first generation system has not been actively marketed since 2002. Any sales in this segment since 2002 have been replacement parts. Because of the age of the revenue data and the fact that many systems were discounted or provided for demonstration purposes, Minrad does not believe that it can produce reliable information about the aggregate revenue numbers for the DRTS® systems sold. As indicated at the start of the following paragraph, Minrad expects to begin marketing second generation SabreSourceTM systems in September of 2005.

        56. SEC Comment: We note your statement that "[u]pon reaching a targeted scale of production, we believe that a sale of one SabreSourceTM per month should generally cover the sales expense of the sales representative who sells the product." Please quantify what the targeted scale of production will have to be such that selling one SabreSourceTM per month will generally cover the sales expense of the sale representative who sells the product.

        Response: The disclosure in the second to the last paragraph in this section has been revised to indicate that Minrad expects employ 30-35 sales representatives by the end of the next 12 months, and at that time it expects that revenues from selling one additional SabreSourceTM system per month will pay for the expenses of the individual sales representative who sells it. The disclosure has also been modified to specify the expenses that would be covered. These disclosures should help to put the statement in context.

        57. SEC Comment: Please expand the discussion to clarify what is included in the "sales expense of the sales representative" and the number of sales representatives you employ. Also, please indicate the number of sales representatives you anticipate you will employ upon reaching the targeted scale of production.

        Response: See the response to comment number 56, above.

Anesthesia and Analgesia, page 34 [39]

        58. SEC Comment: We note your statement that you purchased your Bethlehem facility for $1.4 million from Celltech-Medeva, but that Celltech-Medeva purchased the facility six years earlier for approximately $54 million. Please confirm that this statement is true, and if so, how you and Celltech-Medeva agreed upon the $1.4 million for the Bethlehem facility.

        Response: Minrad has modified the subject statement (on page [39]) to indicate that the purchase price for the facility was approximately $1.36 million; as so modified, Minrad confirms that the statement is accurate. As indicated in this paragraph, when Minrad purchased the facility it was operating at substantially below capacity. Minrad believes that Celtech-Medeva was selling only small amounts of product and was losing money on the operation of the facility. Celtech-Medeva, a much larger public company, had announced that it planned to divest itself of the facility before the end of the year. Minrad believes that Celtech-Medeva's original cost for purchasing the facility was much more closely related to the replacement cost of new facility of that kind. Minrad purchased the facility from Celtech-Medeva in an arms-length transaction, and paid the minimum amount that it believed Celtech-Medeva would accept. Any specific statement by Minrad concerning the actual reasons why Celtech-Medeva chose to sell the facility for so much less than it paid for it would have to be based upon conjecture.

Our Anesthesia and Analgesia Products, page 36 [40]

        59. SEC Comment: Please provide us with third party documentation to support dollar information you disclose in this section.

        Response: Minrad has estimated the worldwide 2004 sales of isoflurane, enflurane and sevoflurane based on its experience and its intimate familiarity with the industry and the worldwide market for these products. In this regard, please consider the discussion about the large number of Minrad marketing partners worldwide under "Anesthesia and Analgesia Competitive Strategy." Minrad believes that there are no published reports of worldwide production or sales of these products. Although these products are "generic," they require highly specialized technology to produce, and there are very few producers of commercial quantities of them.

        With regard to isoflurane, Minrad purchased a report from IMS Health Incorporated (website --@www.imshealth.com) that estimated the 2000 market for human use only at $107 million. Based on its own knowledge of the industry and sales experience, Minrad believes that its estimate of the 2004 market of isoflurane for both human and veterinary use as being in excess of $150 million is reliable.

        With regard to enflurane, the small market for enflurane in 2004 ($12 million) is based on its knowledge of its own direct shipments and its shipments to Baxter International, together with its estimates of sales by Abbott Laboratories derived from general industry knowledge.

        With regard to sevofluane, in its Form 10-K Report for the year ended December 31, 2004 at page 31, Abbott Laboratories, which is the largest producer of sevoflurane, announced that its worldwide sales of sevoflurane in 2004 were $448 million. Although Minrad believes there are no published reports of aggregate sales by all worldwide producers of sevoflurane, based on its own shipments and familiarity with the industry and the markets, Minrad is confident that the 2004 worldwide market for sevoflurane "approached $600 million" as stated.

        Minrad believes that its estimates are reasonably accurate. Minrad believes that it is more helpful to investors to provide them with these estimates than to leave them with no information about the size of the current markets for these products.

Anesthesia and Analgesia Competitive Strategy, page 36 [41]

        60. SEC Comment: We note your disclosure concerning your exclusive distribution agreements with sales partners pursuant to which such partner has exclusive rights to distribute certain products upon meeting certain requirements. Please identify the parties with whom you maintain such agreements with and the region such parties have exclusivity over. In addition, please describe the material terms of such agreements and file the agreements as exhibits. If you do not believe such agreements are material to you, please provide us with a detailed analysis explaining why you do not believe such agreements are material to you.

        Response: See the response to Comment 20, above.

        61. SEC Comment: We note the disclosure concerning an agreement with RxElite. It does not appear you have filed this agreement as an exhibit. In your next amendment, please file the agreement as an exhibit. In addition, please expand the description of your agreement with RxElite to discuss any termination and/or expiration provisions as well as any requirements that RxElite or you have to comply with in order to maintain the agreement.

        Response: The RxElite Agreement was filed as Exhibit 10.08 to the original Registration Statement. The agreement was not physically filed with the original Registration Statement, but it was incorporated by reference as an exhibit as permitted by Rule 411(c) and as indicated under Item 27 in Part II of the Registration Statement.

        As requested, the discussion of the RxElite Agreement (which appears on page [43]) has been expanded to discuss termination provisions and/or expiration provisions as well as any requirements the RxElite or Minrad has to comply with in order to maintain the agreement.

Conscious Sedation, page 38 [44]

        62. SEC Comment: Please explain what Phase III testing involves as well as the various other stages that you have already conducted for your inhalation agent products. Please also indicate if you have received any approvals from the FDA or any foreign government authority with respect to your inhalation agent products.

        Response: A brief explanation of Phase III testing has been added. We believe that a digression into the specifics of FDA regulations relating to Phase I testing (covering aspects of the initial introduction of an investigational new drug into humans, including drug metabolism, structure-activity relationships, and mechanisms of actions in humans as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes) and Phase II testing (controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients in connection with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug) would not be helpful to investors.

        See the two following sections, "United States Regulatory Approvals for our Business -- Anesthetic and Analgesic Drugs" and "Government Regulation" for more detailed information concerning U.S. regulatory approval for inhalation agent products.

        Regarding foreign regulatory approvals, please consider the discussion concerning marketing partners in the third through ninth paragraphs under the caption "Anesthesia and Analgesia Strategy" (at page [41]), and the response to comment 20, above. Minrad is engaged in marketing inhalation products through distributors in a very large number of countries world-wide. No single foreign country accounts for a material amount of Minrad's revenues. The inhalation anesthetic products that Minrad is selling or will sell are generic, meaning that another company previously introduced them and there is no longer patent protection on them. In many cases, the distribution partner will be responsible for obtaining any necessary approvals for the retail sale of the products. Under the circumstances, we believe an extensive discussion of the individual regulatory requirements of individual countries where the products will be sold or resold would not be meaningful to investors.

        63. SEC Comment: Please give us the basis for your statement that you believe your conscious sedation product can be on the market to generate sales in a number of countries in 2007.

        Response: As indicated under "United States Regulatory Approvals for our Business," Minrad has already filed a patent application for the conscious sedation device. See the discussion under "Conscious Sedation" contained in the fifth paragraph under the heading "Conscious Sedation" (at page [44]) regarding regulatory approvals. The FDA strictly prohibits any claim of the length of time for approval after submission of an approval application. Nevertheless, there are public FDA statements that may suggest how long approval might take. Minrad intends to file a 510(k) application on the conscious sedation device (based on its belief that the device is substantially equivalent to a predecessor device that electronically meters the administration of nitrous oxide) in the first quarter of 2006. On the home page of the FDA Website at www.fda.gov, under the heading MEDICAL DEVICES select the link to "Products the FDA Regulates"; at that link, under the heading "Industry Assistance" select the link to "Obtaining market clearance/approval"; at that link under STEP THREE select the link to "510(k) Information"; at that link, the FDA states: "The SE [substantial equivalence] determination is usually made within 90 days based on information submitted by the applicant." If Minrad were to receive 510(k) approval in the second quarter of 2006, it would still need approval for the drug delivered. On the FDA home page under FDA NEWS, there is a link to "Product Approvals" where the FDA states: "FDA has streamlined its review process for medical products in recent years to help speed important new treatments for patients. For example, the average review time for an innovative new drug is only six months, and some have been approved even faster."

Government Regulation, page 41 [47]

        64. SEC Comment: Please expand the discussion to provide a more detailed description of the FDA approval process and whether the extent to which your image guidance and anesthesia and analgesia products require FDA approval.

        Response: The section has been expanded to provide the requested discussion.

        65. SEC Comment: Please also provide disclosure relating to the regulatory requirements of the FDA that may affect the company's activities and its products, including the following, if applicable:

        •    Product classifications;

        •    Investigational device exemptions and clinical study requirements;

        •    Pre-marketing submission requirements;

        •    Registration and listing;

        •    Labeling;

        •    Manufacturing regulations for devices, including design controls;

        •    Post-marketing obligations, including medical device reporting and corrections and removals; and

        •    Penalties and legal remedies available to FDA for violations of its regulations.

        Response: The section has been expanded to provide the requested disclosure.

Manufacturing, page 42 [50]

        66. SEC Comment: We note your statement that you have an existing contract under which you expect to sell desflurane as early as 2007. Please identify the party with whom you have entered into this agreement with. Please also provide the material terms of this agreement and file the agreement as an exhibit to your registration statement. If you do not believe such agreement is material to you, please provide us with a detailed explanation as to why you do not believe such agreement is material to you.

        Response: See the discussion of the RxElite agreement on p.[43] of the prospectus. Also, see the response to Comment 20, above.

Management's Discussion and Analysis, page 43 [51]

Result of Operations - Quarter ended March 31, 2005 compared to Quarter ended March 31, 2004, page 44

Revenue, page 45 [47]

        67. SEC Comment: You state that your North American sales increased to $814,000 in March 31, 2005 compared to $181,000 for the same period in 2004. Please explain the reasons for the increase, and also indicate whether you expect the trend of increasing revenues to continue. Why or why not. Please also provide similar disclosure related to your international sales.

        Response: The discussion related to the quarter ended March 31, 2005 has been replaced with a discussion related to the six month period ended June 30, 2005. The comments have been taken into account in the new discussion and will be taken into account with respect to an amendment to be filed to the 10-QSB for the quarter ended March 31, 2005. As indicated under "Revenue," the increase in North American sales was driven by additional sales through a new North American distributor (RxElite).

        68. SEC Comment: Please revise your disclosure to discuss whether the $1.6 million increase in revenue relates to specific products or product lines, including those newly introduced and the substantive reasons underlying the changes identified. Additionally, please address how the $1.0 million immediately shippable backlog for the period ended December 31, 2004 affected this increase in revenue for the quarter ended March 31, 2005. See the SEC's guidance regarding management's discussion and analysis of financial condition and results of operations (Release No. 33-8350) and Financial Reporting Codification Section 501.04.

        Response: The discussion related to the quarter ended March 31, 2005 has been replaced with a discussion for related to the six month period ended June 30, 2005. The comments have been taken into account in the new discussion and will be taken into account with respect to an amendment to be filed to the 10-QSB for the quarter ended March 31, 2005.

Net Revenue, page 47 [57]

        69. SEC Comment: Please revise your disclosure to clarify how the validation process for your newer sevoflurane product, which you completed in December 2004, caused the decrease in sales of your established isoflurane product. In addition, please clarify how working with various parties to balance customer inventory levels impacted your revenues.

        Response: The discussion has been revised to clarify the effect of the switching production capacity over from isoflurane to sevoflurane and then back, and describes the allocation of isoflurane production among distributors based upon their inventory needs.

        70. SEC Comment: Please explain what you mean by "immediately shippable backlog." Please better clarify how this backlog impacted your net revenue.

        Response: A description of the meaning of the term has been inserted on page [57].

Liquidity and Capital Resources, page 52 [62]

        71. SEC Comment: Your analysis of operating cash flow activities for all periods merely recites information presented in the consolidated statements of cash flows. Please revise the discussion to explain the significant variations in the line items between the periods presented. See the SEC's guidance regarding management's discussion and analysis of financial condition and results of operations (Release No. 33-8350).

        Response: Minrad has provided expanded disclosure under the caption "Liquidity and Capital" on page [__].

        72. SEC Comment: In accordance with item 303(b)(1)(i) of Regulation S-B, please discuss the impact that the debt defaults and calling of your demand notes payable will have on your liquidity.

        Response: Disclosure concerning the effects of delinquencies in payments has been added under the caption "Liquidity and Capital" on page [__].

Directors and Executive Officers, page 57

        73. SEC Comment: Your document appears to be missing the information required by Item 402 of Regulation S-B relating to executive compensation. We note you have provided this information in your most recent proxy statement filed with the Commission. However, because the Form SB-2 does not permit incorporation by reference into the disclosure part of the prospectus, please provide this information regarding your executive compensation in your next amendment.

        Response: The requested information has information has been provided under the heading, "Executive Compensation" beginning on page [66].

Certain Relationships and Related Party Transactions, page 59 [73]

        74. SEC Comment: Please provide the per share market price and aggregate total for the shares or warrants that were issued for each of the transaction described in this section.

        Response: We have revised the disclosure in this section so that in each case where a per share price and an aggregate price for shares or warrants are determinable, it has been provided. In situations where shares or warrants were exchanged for services or property (such as, in exchange for a note) or for a combination of cash and services or property, we are not able to provide a per share or aggregate cash price.

        75. SEC Comment: We note your disclosure that on May 20 and 21, 2004, John Liviakis and Liviakis Financial Communications, Inc. acquired beneficial ownership of an aggregate of 800,000 shares. It is unclear from the disclosure whether they obtained these shares from you, affiliates or other third parties. If these shares were issuances from third parties, please explain why these third parties issued the shares to Mr. Liviakis and Liviakis Financial as consideration fro public relation services to be provided to you? Please also provide the aggregate market value of the shares issued to Mr. Liviakis and Liviakis Financial, respectively.

        Response: The disclosure has been revised to clarify that Mr. Liviakis purchased 400,000 shares from the former principal shareholders and that Liviakis Financial was paid 400,000 shares by Minrad for services.

        76. SEC Comment: Additionally, please explain why William and Markus Liesner and Kae Velmelden sold their shares in connection with the transactions that occurred on May 20 and 21, 2004.

        Response: The disclosure has been revised to remove the reference to "in connection with" language. The language was meant to express the relationship through closeness in time. The revised language describes each event and the date it occurred.

        77. SEC Comment: Please indicate why Minrad Inc. had an outstanding payable of approximately $88,600 and $250,000 to BioVision Inc., respectively. Please also provide the terms of these loans, including the interest rate that Minrad paid or paid on behalf of BioVision.

        Response: A statement concerning the basis on which the payables originated has been inserted in the text. The length of time that has passed since the payables was incurred together with the fact that the basis for the payables included numerous events makes it difficult for Minrad to accurately characterize the original transactions accurately or more completely. Given the long period of time since the events that resulted in the obligations occurred (note that Regulation S-B, Item 404 only requires disclosure concerning related party transactions that occurred within the last two years) Minrad believes that no further description is required or would be important to investors.

Description of Capital Stock, page 69 [83]

        78. SEC Comment: Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

        Response: As indicated under the caption "DESCRIPTION OF CAPITAL STOCK -- Preferred Stock," (at page [83]) the issuance of preferred stock or rights to purchase preferred stock could have the effect of delaying or preventing a change in control of Minrad, and the possible issuance of additional preferred stock could discourage a proxy contest, make more difficult an acquisition of a substantial block of the Company's common stock or limit the price that investors might be willing to pay for shares of Minrad's common stock.

Consolidated Financial Statements

Consoldiated Balance Sheet, page F-3

        79. SEC Comment: Please show the components of stockholders' deficit on the face of the balance sheet.

        Response: See the equity components on the face of the Balance Sheet for the periods ended December 31, 2004, and September 31, 2004 and 2003 in the financial statements included in the amended SB-2 and to be included in the amended 10-KSB. The expanded disclosure of stockholders' equity and deficit is already incorporated on the Balance Sheet in the 10-QSB for the quarterly period ended June 30, 2005, as shown in the attached financial statements.

Consolidated Statements of Operations, page F-4

        80. SEC Comment: Please retroactively restate the weighted average common shares outstanding giving effect to the recapitalization and revise net income per share.

        Response: The financial statements included in the amended SB-2 and to be included in the amended 10-KSB will reflect the revision to weighted average shares outstanding and net loss per share to give effect to the recapitalization. Further, note 2 has been revised to disclose the retroactive restatement. The revision is already incorporated on the Consolidated Statement of Operations in the 10-QSB for the quarterly period ended June 30, 2005, as shown in the attached financial statements.

Notes to the Consolidated Financial Statements

Note 2. - Summary of Significant Accounting Policies, Sale of Certain Accounts Receivable, page F-9

        81. SEC Comment: Please disclose the gain or loss from the sale of accounts receivable and the late charges incurred for each period presented. In addition, disclose their classification in your income statement.

        Response: The following disclosure was added to Note 2 to the financial statements to be included in the amended SB-2 and amended 10-KSB. There were no gains or losses on the sale of the accounts receivable because all were eventually collected. The cost associated with the 5% fee totaled approximately $15,000 for the three month period ended December 31, 2005 and $208,000 for the twelve month period ended September 30, 2004. There were no sales of receivables in the period ended September 30, 2003. These fees were classified on the income statement as interest expense. The late charges of 24% were minimal and included in the above fees.

Note 11. - Related Party Transactions, page F-27

        82. SEC Comment: Please revise your disclosure to outline and include the information required by SFAS No. 57 with respect to the material transactions that involved beneficial owners of Minrad, Inc.'s common stock. For example, you discuss several private placement funding transactions and associated fees involving Cagan McAfee, as well as Chadbourn Securities, a Cagan McAffee affiliate, in "Certain Relationships and Related Party Transactions" on pages 59-61 of the registration statement. We also note that Kevin Kimberlin Partners L.P. received and continues to receive warrants to purchase your common stock for which expense has been recognized. Please revise your quarterly disclosure as well.

        Response: The following suggested change has been made to the attached 12/31/04 financial statements. The financial statements as of June 30, 2005 contained in Amendment No. 1, as reviewed by our auditors, were completed after taking into account this comment.

        Transactions between related parties for the three months ended December 31, 2004 included the following:

        For assisting in securing a portion of the common stock funding, the Tobin Family Trust was granted 25,263 warrants, International Capital Advisory, Inc. was granted 8,000 warrants, Laird Cagan was granted 23,073 warrants, and Chadbourn Securities was granted 2,190 warrants. These warrants were issued at an exercise price of $1.75 with a seven year expiration term. New England Partners Capital L.P. were granted 475,000 warrants as part of an agreed settlement at an exercise price of $1.00 with a three year term.

        Transactions between related parties for the twelve months ended September 30, 2004 included the following:

        For assisting in securing a portion of common stock funding, the Tobin Family Trust was granted 143,804 warrants, Laird Cagan was granted 70,304 warrants, and Chadbourn Securities was granted 8,000 warrants. These warrants were issued at an exercise price of $1.25 with a seven year expiration term.

Note 16. - Business Segement Information, page F-30

        83. SEC Comment: We note that you discuss separately in your Business section your real-time image guidance and anesthesia and analgesia product lines and the related operational strategies and that you maintain separate facilities dedicated to each business line. Please provide to us additional information regarding how management with the appropriate level of authority allocates resources to these different businesses and assesses their performance in relation to your company as a whole. Include in your explanation your consideration of the provisions of SFAS No. 131, particularly paragraph 10.

        Response: Although the Business section does separately discuss real time image guidance, the second generation product for this segment is still under research and development and has not yet launched. As such, there are no revenues associated with the second generation SabreSourceTM system yet. The DRTS®, Minrad's first generation real time image guidance system, has not had any sales since 2002. When developing products there can be no assurance that a technology, no matter how attractive, will function in a clinical setting. When the SabreSourceTM system is launched, Minrad will begin to account and report on it separately. SFAS No. 131, paragraph 10c states that an operating segment is a component of an enterprise "for which discrete financial information is available". Minrad does not yet have discrete financial information for its real time image guidance segment. Management allocates resources under the direction of the Board of Directors. Primary concern and resources are initially directed to its anesthesia and analgesia business to fulfill the needs of its current customers. Performance evaluation of all operations is a constant ongoing effort of the management team.

        Copies of the Amendment, including black lined copies showing changes and supplemental information are being forwarded to you by overnight courier.

        Minrad would like to have the Registration Statement declared effective as soon as possible, and it would greatly appreciate any further comments or a notice that it may request acceleration of effectiveness as soon as possible. In this regard, please note that Minrad will incur substantial liability to the holders of Series A preferred stock if the registration statement is not declared effective within 90 days after the date of the closing for the initial sale of Series A preferred stock (that is, by September 8, 2005). Please call the undersigned at the above number if we can provide you with any assistance to expedite your review.

Very truly yours,

/s/ Ward B. Hinkle
Ward B. Hinkle

cc:    William H. Burns, Jr.
        William Bednarski
        Rich Tamulski
        Tim McPoland
        Michael Ervin

WBH/dlc